

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 4, 2016

Dennis Durkin
Chief Financial Officer
Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

> **Re: Activision Blizzard, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-15839**

Dear Mr. Durkin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment Net Revenues, page 54

1.   We note that in your earnings releases and calls you discuss changes in monthly average users ("MAUs"). For example you indicated that "in the fourth quarter, our [MAUs] grew to our highest level ever at over 80 million users" and "for the full year, MAUs grew 25% over 2014." We also note that in your February 11th earnings release you indicate that "we monitor MAUs as a key measure of the overall size of our user base and their regular engagement with our portfolio of games." Please tell us what consideration was given to quantifying this metric in your periodic filings. Refer to Section II.B.1 of SEC Release No. 33-8350.

Critical Accounting Policies and Estimates

Revenue Recognition including Revenue Arrangements with Multiple Deliverables, page 74

2.   We note that the estimated service periods over which you recognize revenues for your current games are generally less than 12 months. We further note from disclosure in prior filings that such periods ranged from 5 to 12 months. Please tell us whether you have changed any estimated service periods during the periods presented and if so, what consideration was given to disclosing the impact of the change(s). Also, tell us what consideration was given to disclosing the estimated service period by major game title, by game type such as subscription, console, free-to-play, etc. and/or a weighted-average estimated service period for all games combined. In this regard, such disclosure would provide better visibility into the timing of your revenue recognition and readers could better assess the impact of any changes to estimated service periods which may occur. Refer to Section V of SEC Release No. 33-8350.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-3

3.   We note that your presentation includes two types of revenues and four types of cost of sales. While it appears that "cost of sales – product cost" relates to "product revenues," it is not easily determinable whether the other "cost of sales" types relate to product revenues, service revenues or both. Please explain how your presentation complies with Rule 5-03(b)(2) of Regulation S-X and what consideration was given to providing clarifying disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dennis Durkin
Activision Blizzard, Inc.
April 4, 2016
Page 3

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services